February 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Raj Rajan
Hillary Daniels
Pamela Howell

Re:	SciVac Therapeutics Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed February 5, 2016
File No. 333-208761

Ladies and Gentlemen:

On behalf of SciVac Therapeutics, Inc., a corporation organized under the laws of British Columbia, Canada (“SciVac” or the “Company”), the following response is to the comment letter, dated February 19, 2016 (the “Comment Letter”), concerning Amendment No. 1 (“Amendment No. 1”) to the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed transaction pursuant to which Seniccav Acquisition Corporation, a wholly owned subsidiary of SciVac, will merge with and into VBI Vaccines, Inc., a Delaware corporation (“VBI”), with VBI surviving the merger as a wholly owned subsidiary of SciVac.

Set forth below are SciVac’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, SciVac is filing with the SEC Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which incorporates the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of Amendment No. 2, which shows all changes from Amendment No. 1 as filed on February 5, 2016.

In the responses below, references to “we”, “our” and “us” refer to SciVac. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by SciVac’s responses.

General

Selected Historical Consolidated Financial Information of SciVac, page 20

1.	We note your response to comment 42. We also note that you have presented here restated SciVac’s earnings per share and weighted average number of shares outstanding for 2014, 2013, 2012, 2011 and 2010 to reflect the new equity structure. Please expand your disclosures here clarifying the reasons why the earnings per share and weighted average number of shares outstanding information presented herein does not agree to disclosures in SciVac’s historical audited financial statements included in the filing and reconcile the differences. Please ensure to disclose here the changes in the equity structure as appropriate.

SciVac’s Response:

Further to the Staff’s comment, we have expanded our disclosure to clarify the reasons why the earnings per share and weighted average number of shares outstanding information presented in the selected historical consolidated financial information of SciVac included in the Registration Statement does not agree to disclosures in SciVac’s historical audited financial statements included in the Registration Statement, and we have reconciled such differences in a footnote to the selected historical consolidated financial information of SciVac, as follows:

“On July 9, 2015 SciVac Ltd. completed a reverse takeover transaction with Levon Resources Ltd., referred to as Levon, pursuant to which Levon acquired 100% of the issued and outstanding securities of SciVac Ltd. (for additional information, please see “SciVac’s Business—Recent Developments”). SciVac’s audited financial statements included in this proxy statement/prospectus were prepared prior to the transaction with Levon and do not retroactively restate the new equity structure. However, the selected consolidated statement of income data set forth above retroactively restates the new equity structure for the periods shown, using the share exchange ratio of 2,193.5 SciVac common shares for each share of SciVac Ltd. The table below contains a reconciliation of the selected consolidated statement of income data to SciVac’s audited financial statements included in this proxy statement/prospectus.”

	2014	2013	2012
Net loss from selected historical consolidated financial information above	$(5,672)	$(8,861)	$(680)
Weighted average number of shares outstanding from reconciliation below	1,182	1,112	1,080
Basic and diluted net loss per share per historical audited financial statements included in this filing	$(4,800)	$(7,968)	$(630)
Shares issued and outstanding per Note 16 of the historical audited financial statements included in this filing	1,242	1,112	1,112
Weighting of shares due to ordinary shares issued during the year	(60)	-	(32)
Weighted average number of shares outstanding	1,182	1,112	1,080
June 30, 2015 share split: 100 for 1 ratio	118,155	111,200	108,000
July 9, 2015 post-merger weighted average number of shares outstanding, which reflect the reverse merger share recapitalization exchange ratio of 2,193.5 for 1.	259,172,993	243,917,200	236,898,000
Basic and diluted net loss per share per table above	$(0.02)	$(0.04)	$(0.00)

Prospectus Cover Page

2.	We note your response to comment 3 and we reissue in part. Please provide the name of the registrant per Item 501 of Regulation S-K as required by Item 1 of Form F-4.

SciVac’s Response:

Further to conversations between SciVac’s legal counsel, Greenberg Traurig, P.A., and the Staff, the sentence “In connection with the merger, SciVac has registered an aggregate of 649,999,981 SciVac common shares on a registration statement on Form F-4, of which this proxy statement/prospectus forms a part,” has been moved and set off in bold type so that it is more prominently displayed on the prospectus cover page contained in the Amended Registration Statement.

Proposal One – The Merger, page 71

3.	We reissue comment 9. Please revise the disclosure to remove the statement that you do not intend the merger agreement to be a source of factual, business or operational information and that factual information about the company may be found elsewhere, as it creates the impression that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Revise similar disclosure on page 104.

SciVac’s Response:

In response to the Staff’s comment, SciVac has removed from the Amended Registration Statement the statement that it does not intend the merger agreement to be a source of factual, business or operational information and that factual information about the company may be found elsewhere.

4.	We reissue comment 10. Please remove the statement that the representations and warranties were made solely for the benefit of the parties to the merger agreement. Revise similar disclosure on page 104. Lastly, please remove the reference to investors not placing any reliance on the projections provided in the disclosure on page 78.

SciVac’s Response:

In response to the Staff’s comment, SciVac has removed from the Amended Registration Statement both (i) the statement that the representations and warranties were made solely for the benefit of the parties to the merger agreement and (ii) the reference to investors not placing any reliance on the projections provided in the disclosure on page 78.

Background of the Merger, page 72

5.	We note your response to comment 12. We note that the transactions with Levon Resources occurred while SciVac and VBI were negotiating the current transaction. Please discuss the impact on negotiations and briefly discuss the business reasons for the transaction with Levon.

SciVac’s Response:

SciVac respectfully submits that, in response to the Staff’s prior comment, Amendment No. 1 contained the following statement: “The transaction between SciVac and Levon did not impact upon or influence discussions between VBI and SciVac, nor was there any connection between the Levon Transaction and the merger.” This statement remains in the Amended Registration Statement.

With respect to the Staff’s comment regarding the business reasons for the Levon Transaction, the Amended Registration Statement contains the following new disclosure:

“SciVac consummated the transaction with Levon to obtain significant immediate additional capital resources and to position itself as a publicly traded company, which, among other things, afforded its shareholders with greater liquidity and potentially provided the company with more attractive future capital raising opportunities.”

Opinion of Scalar to the VBI Board, page 76

6.	We partially reissue comment 17. Please revise to disclose the projections used in analyzing the fairness of the transaction. For instance, disclose the projected sales and cash flows for VBI that were used in the Income Approach.

SciVac’s Response:

In response to the Staff’s comment, SciVac has included the projections used by Scalar in analyzing the fairness of the transaction, including the projected sales and cash flows for VBI that were used in the Income Approach.

Material US Federal Income Tax Consequences of the Merger to US Holders, page 124

7.	We note your response to comment 23 and we reissue. We note that tax counsel opines that the merger “should” qualify as a reorganization and therefore the merger “should” not result in gain being recognized by US holders. Please revise to explain why counsel cannot give a will opinion and describe the degree of uncertainty. Please also provide risk factor disclosure and disclosures elsewhere in the prospectus as needed to clarify the risk of uncertain tax treatment to investors. Refer to Section III.C. 4. of Staff Legal Bulletin No. 19, available on our website at www.sec.gov.

SciVac’s Response:

In response to the Staff’s comment, SciVac has included in the Amended Registration Statement (i) additional explanation why counsel cannot give a will opinion, describing the reasons for uncertainty and (ii) risk factor disclosure, clarifying the risk of uncertain tax treatment to investors.

SciVac Executive and Director Compensation, page 144

8.	Please update the disclosure in this section as of the most recent completed fiscal year. Similarly revise the disclosure regarding VBI’s compensation on page 145.

SciVac’s Response:

The Amended Registration Statement contains disclosure as of the most recently completed fiscal year for both SciVac and VBI.

SciVac’s Business, page 182

9.	We note the disclosure added in response to comment 38. Please revise the disclosure on page 194 to clarify the nature of the claim and the relief sought.

SciVac’s Response:

In response to the Staff’s comment, the disclosure with respect to this claim has been amended in its entirety to read as follows:

“On August 2, 2015, the Company was served in Israel with a Motion to Approve a Class Action, referred to as the Motion. The Motion and underlying claim was filed in response to the recall discussed above, alleging that through purported actions or omissions, SciVac violated patients’ autonomy, misled patients and violated provisions of the Israeli Law of Patients’ Rights. The claimant seeks only monetary damages in the amount of NIS 150,000. The Company has provided notice of the Motion to its insurance broker and they have retained counsel on behalf of the Company. A pre-trial hearing that had been scheduled for March 10, 2016 has been rescheduled for June 28, 2016 in order to provide the parties an opportunity to settle the matter. The Company believes that the Motion and the underlying claim are without merit and intends to vigorously defend against it; however, there can be no assurance that the Company will be successful in its defense.”

Notes to the unaudited pro forma condensed consolidated financial statements

4. Pro Forma Assumptions and Adjustments, page 157

10.	We note your revisions to adjustment 4(g) in response to comment 30. Please explain to us in detail how the equity incentive awards that will be granted are directly attributable to the merger transaction and expected to have a continuing impact. Refer to Rule 11- 02(b)(6) of Regulation S-X for further guidance.

SciVac’s Response:

In response to the Staff’s comment, SciVac has amended the note to adjustment 4(g) included in the Amended Registration Statement to read in its entirety as follows:

“At the effective time of the merger, 50,000,000 restricted stock units or stock options will be granted to directors, officers and certain employees of SciVac. These grants are directly attributable to the merger, as Section 4.28 of the merger agreement specifically provides for such grants. These grants are expected to contain vesting provisions tied to future service requirements, and the fair value of these awards have been expensed as vested in post-merger services. The equity incentive awards are expected to have a continuing impact to the registrant, resulting from the fair value cost of the grants being a recurring expense incurred over the anticipated life of the grants, which will be in excess of 12 months. The fair value expense of these instruments was estimated as $1,553,125 for the nine months ended September 30, 2015 and $1,775,000 for the twelve months ended December 31, 2014, using the Black-Scholes option pricing model.”

11.	We note your presentation of adjustment 4(g) in the Note column of share capital in the Pro Forma Condensed Consolidated Statement of Financial Position as of September 30, 2015. Please clarify the adjustment amount. Considering this adjustment 4(g) appears related to pro forma statements of income, clarify why this adjustment 4(g) is noted as an adjustment to share capital in the Pro Forma Condensed Consolidated Statement of Financial Position as of September 30, 2015; explain the basis for this adjustment and how it is appropriate. Revise your disclosures as necessary.

SciVac’s Response:

In the Amended Registration Statement, the reference to note 4(g) has been removed from both the adjustment to share capital and the adjustment to accumulated deficit in the Pro Forma Condensed Consolidated Statement of Financial Position as of September 30, 2015.

Financial Statements

VBI Vaccines, Inc.

12.	Please update the financial statements of VBI Vaccines, Inc. as required by Rule 8-08 of Regulation S-X. Refer to Form F-4 Instruction C.1.(d) for further guidance.

SciVac’s Response:

The Amended Registration Statement contains updated financial statements of VBI, as required by Rule 8-08 of Regulation S-X and Form F-4 Instruction C.1.(d).

Exhibits

13.	We note that Exhibit 2.4 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S- T and Section 2.1 of Volume II of the EDGAR Filer Manual.

SciVac’s Response:

In response to the Staff’s comment, SciVac has filed Exhibit 2.4 with the Amended Registration Statement in acceptable electronic format.

14.	We note the response to comment 44. Please advise whether the VBI certificate of incorporation and bylaws referenced on page 95 have been filed as exhibits. If not, please file.

SciVac’s Response:

Further to conversations between SciVac’s legal counsel, Greenberg Traurig, P.A., and the Staff, the heading “Governing Documents Following the Merger” and the sentence immediately following such heading have been removed from the Amended Registration Statement. The governing documents referred to in such section would apply to VBI only following consummation of the merger, at which time VBI would be a wholly owned subsidiary of SciVac; therefore, no current VBI stockholder would receive any securities upon consummation of the merger that would be governed by, or have any relationship to, such governing documents. In light of the foregoing, eliminating this disclosure reduces any potential confusion on the part of investors.

15.	We note that Exhibit 10.12 is missing numerous exhibits and schedules, including the forms of notes, which would appear to be material. Please file the exhibit in its entirety. Similarly, please file an executed Exhibit 10.13 and include the exhibits to that agreement such as the copyright security agreement.

SciVac’s Response:

On February 26, 2016, VBI filed its Annual Report on Form 10-K for the year ended December 31, 2015 (the “VBI 2015 10-K”), with which it filed as Exhibit 10.7 thereto the Credit Agreement and Guaranty, dated July 25, 2014, by and between Variation Biotechnologies (US) Inc., VBI Vaccines, Inc. and PCOF 1, LLC, together with its exhibits and schedules, including the forms of notes (i.e. Exhibit 10.12 to the Registration Statement), and as Exhibit 10.8 thereto an executed copy of the Form of Pledge and Security Agreement issued by Variation Biotechnologies (US) Inc. and certain Guarantors in favor of PCOF 1, LLC (i.e. Exhibit 10.13 to the Registration Statement). Both Item 21 and the Exhibit Index to the Amended Registration Statement have been revised to incorporate Exhibits 10.12 and 10.13 by reference to the VBI 2015 10-K’s Exhibits 10.7 and 10.8, respectively.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact SciVac’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

SciVac Therapeutics, Inc.

/s/ Curtis A. Lockshin
Curtis A. Lockshin, Chief Executive Officer

cc:	Robert L. Grossman
Drew M. Altman
Greenberg Traurig, P.A.